EXHIBIT 12.1

M&T BANK CORPORATION AND SUBSIDIARIES

Computations of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31
	2014		2013		2012		2011		2010
	(Dollars in thousands)
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)	$217,348		200,413		226,583		244,896		274,584
Interest factor within rent expense (a)	36,815		36,490		36,696		34,341		31,565

Total fixed charges	$254,163		236,903		263,279		279,237		306,149

Earnings:
Income before income taxes	$1,588,862		1,717,549		1,552,526		1,224,600		1,092,789
Fixed charges	254,163		236,903		263,279		279,237		306,149

Total earnings	$1,843,025		1,954,452		1,815,805		1,503,837		1,398,938

Ratio of earnings to fixed charges, excluding interest on deposits	7.25	x	8.25	x	6.90	x	5.39	x	4.57	x

Including interest on deposits
Fixed charges:
Interest expense	$280,431		284,105		343,169		402,331		462,269
Interest factor within rent expense (a)	36,815		36,490		36,696		34,341		31,565

Total fixed charges	$317,246		320,595		379,865		436,672		493,834

Earnings:
Income before income taxes	$1,588,862		1,717,549		1,552,526		1,224,600		1,092,789
Fixed charges	317,246		320,595		379,865		436,672		493,834

Total earnings	$1,906,108		2,038,144		1,932,391		1,661,272		1,586,623

Ratio of earnings to fixed charges, including interest on deposits	6.01	x	6.36	x	5.09	x	3.80	x	3.21	x

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.